UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-14681

CUSIP Number: 707 874 103

(Check one:)

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Penn Treaty American Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

3440 Lehigh Street
Address of Principal Executive Office (Street and Number)

Allentown, PA 18103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

        The Form 10-Q could not be filed within the prescribed time period due to the complexity of both (1) the accounting and disclosure of the Registrant’s commutation of a prior reinsurance agreement, which was announced on July 29, 2005 and was effective May 24, 2005 and (2) the accounting and disclosure of the Registrant’s new reinsurance agreement, which was announced on July 29, 2005 and was effective June 30, 2005. Both of these items caused a delay in the preparation and review of the Registrant’s financial results for the second quarter of 2005. The Registrant does not believe at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25, but it is expected to be filed approximately 10 business days after the grace period.

PART IV — OTHER INFORMATION

    (l)        Name and telephone number of person to contact in regard to this notification

Justin P. Klein	215-864-8604
(Name)	(Area code) (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Effective December 31, 2001, the Registrant reinsured substantially all of its long-term care insurance policies then in-force. The initial premium and future cash flows from the reinsured policies, less claims payments, ceding commissions and risk charges, are credited to a notional experience account, which is held for the Registrant’s benefit in the event of commutation and recapture. The notional experience account balance receives an investment credit based upon the total return from a series of benchmark indices and derivative hedges that are intended to match the duration of the Registrant’s reserve liability. The Registrant’s net income is very volatile due to swings in the notional experience account. In the second quarter of 2004, the notional experience account had a loss of approximately $63.7 million. In the second quarter of 2005, prior to the May 24th commutation of the Registrant’s reinsurance agreement, the Registrant recognized a gain, net of termination fees, of approximately $32 million from its notional experience account.

Penn Treaty American Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2005	By: /s/ Mark D. Cloutier Mark D. Cloutier Senior Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).